COWEN INC.

599 Lexington Avenue

New York, New York 10022

(646) 562-1010

via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Cowen Inc. (CIK No. 0001466538) (the “Registrant”)
Registration Statement on Form S-3 (Commission File No. 333-249956)
(the “Registration Statement”)

Dear Ms. Bednarowski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, requests acceleration of the effective date of the Registration Statement to 4:00 p.m., Eastern Time, on Tuesday, March 2, 2021, or as soon as practicable thereafter.

The accuracy and adequacy of the disclosure in the referenced filing is the responsibility of the Registrant. The Registrant acknowledges to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing and that the Registrant may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

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Should you have any questions regarding the foregoing, please do not hesitate to contact David Boston or Laura Delanoy of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Sincerely,

/s/ Stephen A. Lasota
Stephen A. Lasota
Chief Financial Officer

cc:	David Boston, Willkie Farr & Gallagher LLP
Laura Delanoy, Willkie Farr & Gallagher LLP